Exhibit 99.2
Shinhan Financial Group FY2011 Operating Results

On February 9, 2012, Shinhan Financial Group held an earning release conference for FY2011 business results, which was also aired through a live web-cast and conference call. Below are the key figures we announced through a fair disclosure. The full IR presentation material and an audio recording of our web-cast and conference call are available at our website (www.shinhangroup.com).

The financial information in this report has been prepared in accordance with Korean International Financial Reporting Standards and is to be audited by our independent auditor. As figures provided have not yet been fully audited by external auditor, contents are subject to change in the due course of the auditing process.

1. Operating Results of Shinhan Financial Group (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2011	3Q 2011	QoQ Change (%)	4Q 2010	(%)
Revenue*	Specified Quarter	6,220,187	8,088,541	-23.10%	5,375,430	15.72%

	Cumulative	31,480,287	25,260,100	-	31,815,655	-1.05%

Operating Income	Specified Quarter	635,557	969,428	-34.44%	550,280	15.50%

	Cumulative	4,134,772	3,499,215	-	3,414,483	21.10%

Income before Income Taxes	Specified Quarter	660,497	980,597	-32.64%	557,362	18.50%

	Cumulative	4,192,562	3,532,065	-	3,429,805	22.24%

Net Income**	Specified Quarter	506,724	704,185	-28.04%	585,403	-13.44%

	Cumulative	3,100,011	2,593,287	-	2,684,589	15.47%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

2. Operating Results of Shinhan Bank (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2011	3Q 2011	QoQ Change (%)	4Q 2010	(%)
Revenue*	Specified Quarter	3,310,404	4,905,088	-32.51%	4,110,479	-19.46%

	Cumulative	19,820,625	16,510,220	-	21,205,016	-6.53%

Operating Income	Specified Quarter	259,857	581,936	-55.35%	256,740	1.21%

	Cumulative	2,625,951	2,366,094	-	2,037,926	28.85%

Income before Income Taxes	Specified Quarter	262,372	592,222	-55.70%	260,750	0.62%

	Cumulative	2,654,946	2,392,574	-	2,050,434	29.48%

Net Income**	Specified Quarter	227,779	457,964	-50.26%	221,267	2.94%

	Cumulative	2,118,421	1,890,642	-	1,670,048	26.85%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.

3. Operating Results of Shinhan Card (consolidated)

(KRW million)

						YoY
						Change
Item		4Q 2011	3Q 2011	QoQ Change (%)	4Q 2010	(%)
Revenue*	Specified Quarter	1,142,899	1,147,071	-0.36%	997,513	14.57%

	Cumulative	4,548,376	3,405,477	-	4,263,974	6.67%

Operating Income	Specified Quarter	271,371	260,157	4.31%	224,552	20.85%

	Cumulative	1,100,157	828,786	-	1,033,354	6.46%

Income before Income Taxes	Specified Quarter	271,371	260,157	4.31%	224,525	20.86%

	Cumulative	1,100,157	828,786	-	1,033,100	6.49%

Net Income**	Specified Quarter	235,293	198,516	18.53%	370,565	-36.50%

	Cumulative	875,930	640,637	-	990,392	-11.56%

*	Represents the sum of interest income, fees and commissions revenues, and other operating revenues

**	Represents profits attributable to controlling interest.